Exhibit 12.1
AMBAC FINANCIAL GROUP, INC.
RATIOS OF EARNINGS TO FIXED CHARGES

	Successor									Predecessor
	Three Months Ended March 31, 2017							Period from May 1 through December 31, 2013		Period from Jan 1 through April 30, 2013
		Year Ended December 31,
($ in thousands, except ratios)		2016		2015		2014
Earnings:
Pre-tax income (loss)	$(105,860)	$105,026		$510,058		$493,253		$512,316		$3,348,033
Fixed Charges	30,537	119,503		115,016		127,754		84,736		30,342
Earnings	$(75,323)	$224,529		$625,074		$621,007		$597,052		$3,378,375

Fixed charges:
Interest expense	$30,300	$118,500		$113,100		$125,891		$83,595		$29,718
Portion of rental expense deemed to be interest	237	1,003		1,916		1,863		1,141		624
Fixed charges	$30,537	$119,503		$115,016		$127,754		$84,736		$30,342

Ratio of earnings to fixed charges	*	1.9	x	5.4	x	4.9	x	7.0	x	111.3	x
* Earnings for the three months ended March 31, 2017 were inadequate to cover fixed charges by 105,860.